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                      July 27, 2023

       Wei Li
       Chief Executive Officer
       DongFang City Holding Group Company Limited
       Level 15, Tower 2
       Etiqa Twins Tower, No. 11
       Jalan Pinang , Kuala Lumpur
       50450

                                                        Re: DongFang City
Holding Group Company Limited
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2021
                                                            Filed January 28,
2022
                                                            File No. 000-56120

       Dear Wei Li:

               We issued comments to you on the above captioned filing on September 13, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 10, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at (202) 551-3856
       with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction